Exhibit 99.1

Contact:	Bohn H. Crain
Chief Executive Officer
Radiant Logistics, Inc.
(425) 943-4599

RADIANT LOGISTICS ANNOUNCES RESULTS
 FOR THE FIRST FISCAL QUARTER ENDED SEPTEMBER 30, 2009

Reaffirms Prior Guidance for Fiscal Year 2010
with $4.0 Million in Adjusted EBITDA on $140.0 Million in Revenues
________________________________________________________________________

BELLEVUE, WA, November 16, 2009 – Radiant Logistics, Inc. (OTC BB: RLGT), a domestic and international freight forwarding and logistics services company, today reported financial results for the three months ended September 30, 2009.

For the three months ended September 30, 2009, Radiant reported net income of $116,000 on $34.0 million of revenues, or $0.00 per basic and fully diluted share.  For the three months ended September 30, 2008, Radiant reported net income of $250,000 on $32.4 million of revenues, or $0.01 per basic and fully diluted share.

The Company also reported adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) of $722,000 for the three months ended September 30, 2009, compared to adjusted EBITDA of $806,000 for the three months ended September 30, 2008.  A reconciliation of our adjusted EBITDA to the most directly comparable GAAP measure appears at the end of this release.

The Company has also provided additional prior period analysis using pro forma results of operations presented as if Radiant had acquired Adcom as of July 1, 2008 which is included on the Company’s Form 10-Q for the quarter ended September 30, 2009 and filed November 16, 2009.

“Given the economic realities of today’s business environment, we are pleased with the financial results for our quarter ended September 30, 2009,” said Bohn Crain, Chairman and CEO. “Our recent acquisition of Adcom has allowed us to post year over year growth even in the face of the soft global economy. Our business has by no means been immune to the recent economic contraction, but one of the inherent benefits of our agent-based forwarding network is the underlying scalability of our business model. This is evidenced by the significant cost synergies reflected in our most recent quarter resulting from the elimination of Adcom’s back-office operations which were transitioned from Minneapolis to Bellevue in June of this year. For the quarter ended September 30, 2009, personnel costs were $1.4 million for the three months ended September 30, 2009, a decrease of 11.9% from $1.6 million for the three months ended September 30, 2008.  As a percentage of net revenues, personnel costs was 13.5% for three months ended September 30, 2009, compared to 14.4% for the three months ended September 30, 2008.

Crain continued, “It is this same scalable business model that leaves us well positioned moving forward as we will enjoy significant operating leverage as the economy begins to recover. For the fiscal year ended June 30, 2010, we are reaffirming our prior guidance of $4.0 million in adjusted EBITDA on $140 million in annual revenues.  This is before considering the impact of any future acquisitions or improvement in the general economic climate.  Looking forward, our strategy remains unchanged. From our current platform, we believe profitable growth can be best achieved by continuing to bring value to the agent-based forwarder community. Over the past two years our unique value proposition has continued to gain momentum in the marketplace as evidenced by the number of great new agent partners that have joined our ranks. Over the longer term, we believe this trend will continue. We approach 2010 with a sharp focus on our three-prong strategy: (1) providing continuous improvement to our existing network participants in terms of technology, buy rates and enhanced service offerings; (2)  building upon the success of our organic growth initiative by on-boarding additional agent stations; and (3) opportunistically pursuing acquisition opportunities, including strategic opportunities within the community of agent-based forwarders.”

The Company’s estimate of future revenues and profits is based on the assumption that the cumulative historical financial results of operations of the Company and Adcom for the most recent 12 months ended June 30, 2009 are indicative of the future financial performance of the combined group after giving effect for the recent economic slow-down and cost synergies associated with the elimination Adcom’s back-office operations. A reconciliation of adjusted EBITDA to net income, the most directly comparable GAAP measure, appears at the end of this release.

Supplemental Pro Forma Information

We believe supplemental disclosure of our adjusted EBITDA, or earnings before interest, taxes, depreciation and amortization adjusted for stock-based compensation and other non-cash costs is a useful measure for investors because it eliminates the effect of certain non-cash costs and provides an important metric for our business.  A reconciliation of adjusted EBITDA amounts to the most directly comparable GAAP measure for the three months ended September 30, 2009 and 2008 is shown below:

Historical Results

(Amounts in 000’s)	Three months ended September 30,
	2009	2008
Net income	$116	$250

Interest expense, net	55	25
Income tax expense	71	153
Depreciation and amortization	410	315

EBITDA	652	743
Share-based compensation and other non-cash costs	70	63

Adjusted EBITDA	$722	$806

This supplemental pro forma financial information is presented for informational purposes only and is not a substitute for the historical financial information presented in accordance with accounting principles generally accepted in the United States.

Financial Outlook

(Amounts in 000’s)
FISCAL YEAR ENDED JUNE 30, 2010

Net income	$875

Interest expense – net	300
Income tax expense	600
Depreciation and amortization	2,000

EBITDA	3,775
Stock-based compensation and other
non-cash charges	225

Adjusted EBITDA	$4,000

This supplemental pro forma financial information is presented for informational purposes only and is not a substitute for the historical financial information presented in accordance with accounting principles generally accepted in the United States.

Investor Conference Call

Radiant will host a conference call for shareholders and the investing community on November 18, 2009 at 4:00 pm, ET to discuss the contents of the release. The call can be accessed by dialing (877) 407-8031, or (201) 689-8031 for international participants, and is expected to last approximately 30 minutes. Callers are requested to dial in 5 minutes before the start of the call. An audio replay will be available for one week after the teleconference by dialing (877) 660-6853, or (201) 612-7415 for international callers, and using account number 286 and conference ID number 337979.

About Radiant Logistics (OTC BB: RLGT)
Radiant Logistics (www.radiant-logistics.com) is a non-asset based logistics company providing domestic and international freight forwarding and related services through a network of approximately 70 company owned and exclusive agent offices across North America. Operating under the Airgroup, Adcom Worldwide and Radiant Logistics brands, the company services a diversified account base including manufacturers, distributors and retailers using a network of independent carriers and international agents positioned strategically around the world. For more information about Radiant Logistics, please contact Bohn Crain at (425) 943-4599.

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding future operating performance, events, trends and plans. All statements other than statements of historical fact contained herein, including, without limitation, statements regarding the our future financial position, business strategy, budgets, projected revenues and costs, and plans and objectives of management for future operations, are forward-looking statements.  Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expects,” “intends,” “plans,” “projects,” “estimates,” “anticipates,” or “believes” or the negative thereof or any variation thereon or similar terminology or expressions. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause our actual results to differ from our expectations, include but are not limited to, our ability to: use Airgroup as a “platform” upon which we can build a profitable global transportation and supply chain management company; retain and build upon the relationships we have with our exclusive agency offices; continue the development of our back office infrastructure and transportation and accounting systems in a manner sufficient to service our expanding revenues and base of exclusive agency locations; maintain the future operations of Adcom in a manner consistent with its past practices, integrate the operations of Adcom with our existing operations, continue growing our business and maintain historical or increased gross profit margins; locate suitable acquisition opportunities; secure the financing necessary to complete any acquisition opportunities we locate; assess and respond to competitive practices in the industries in which we compete, mitigate, to the best extent possible, our dependence on current management and certain of our larger exclusive agency locations; assess and respond to the impact of current and future laws and governmental regulations affecting the transportation industry in general and our operations in particular; to integrate Adcom’s operations with our historic operations, our ability to realize cost synergies through such integration, the effect that the acquisition will have on Adcom’s existing customers, agents and employees as well as those risk factors disclosed in Item 1A of  our Report on Form 10-K for the year ended June 30, 2008 and other filings with the Securities and Exchange Commission and other public documents and press releases which can be found on our web-site (www.radiant-logistics.com). Readers are cautioned not to place undue reliance on our forward-looking statements, as they speak only as of the date made. Such statements are not guarantees of future performance or events and we undertake no obligation to disclose any revision to these forward-looking statements to reflect events or circumstances occurring after the date hereof.

# # #

RADIANT LOGISTICS, INC.
Consolidated Balance Sheets

	September 30,	June 30,
	2009	2009
ASSETS
Current assets -
Cash and cash equivalents	$809,778	$890,572
Accounts receivable, net of allowance
of $787,711 and $754,578 respectively	19,408,004	17,275,387
Current portion of employee loan receivable and other receivables	450,171	613,288
Income tax deposit	405,866	535,074
Prepaid expenses and other current assets	463,696	305,643
Deferred tax asset	418,966	427,713
Total current assets	21,956,481	20,047,677

Furniture and equipment, net	663,741	760,507

Acquired intangibles, net	2,870,719	3,179,043
Goodwill	494,291	337,000
Employee loan receivable, net of current portion	40,000	40,000
Investment in real estate	40,000	40,000
Deposits and other assets	336,557	359,606
Total long term assets	3,781,567	3,955,649
Total assets	$26,401,789	$24,763,833

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities -
Accounts payable and accrued transportation costs	14,075,519	13,249,628
Commissions payable	1,764,717	1,323,004
Other accrued costs	542,240	472,202
Due to former Adcom shareholder	2,008,923	2,153,721
Total current liabilities	18,391,399	17,198,555

Long term debt	8,582,371	7,869,110
Deferred tax liability	283,577	352,387
Total long term liabilities	8,865,948	8,221,497
Total liabilities	27,257,347	25,420,052

Stockholders' equity:
Preferred stock, $0.001 par value, 5,000,000 shares authorized; no shares issued or outstanding	-	-
Common stock, $0.001 par value, 50,000,000 shares authorized. Issued and outstanding: September 30, 2009 – 32,757,310; June 30, 2009 – 34,106,960	16,157	16,157
Additional paid-in capital	7,943,665	7,889,458
Treasury stock, at cost, 1,944,650 and 595,000 shares, respectively	(528,886)	(138,250)
Retained deficit	(8,309,441)	(8,425,491)
Total Radiant Logistics, Inc. stockholders’ deficit	(878,505)	(658,126)
Non-controlling interest	22,947	1,907
Total stockholders’ deficit	(855,558)	(656,219)
Total liabilities and stockholders’ deficit	$26,401,789	$24,763,833

RADIANT LOGISTICS, INC.
Consolidated Statements of Income (Operations)
(Three months ended - unaudited)

	THREE MONTHS ENDED SEPTEMBER 30,
	2009	2008

Revenue	$34,028,336	$32,403,220
Cost of transportation	23,479,447	21,219,498
Net revenue	10,548,889	11,183,722

Agent commissions	7,455,206	7,553,153
Personnel costs	1,422,397	1,613,699
Selling, general and administrative expenses	1,096,273	1,117,033
Depreciation and amortization	409,781	315,356
Restructuring charges	-	220,000
Total operating expenses	10,383,657	10,819,241

Income from operations	165,232	364,481

Other income (expense):
Interest income	1,184	988
Interest expense	(56,508)	(25,697)
Other	98,309	53,084
Total other income	42,985	28,375

Income before income tax expense	208,217	392,856

Income tax expense	(71,127)	(152,659)

Net income	137,090	240,197

Less: Net (income) loss attributed to non-controlling interest	(21,040)	9,990

Net income attributable to non-controlling interest	$116,050	$250,187

Net income per common share – basic	$.00	$.01
Net income per common share – diluted	$.00	$.01

Weighted average shares outstanding:
Basic shares	33,367,940	34,695,166
Diluted shares	33,548,186	34,800,257

RADIANT LOGISTICS, INC.
Reconciliation of EBITDA to Net Income and Net Cash Provided By Operating Activities
(UNAUDITED)

As used in this report, adjusted EBITDA means earnings before interest, income taxes, depreciation and amortization adjusted for stock-based compensation and other non-cash charges.  We believe that adjusted EBITDA, as presented, represents a useful method of assessing the performance of our operating activities, as it reflects our earnings trends without the impact of certain non-cash charges.  Adjusted EBITDA is also used by our creditors in assessing debt covenant compliance.  We understand that although securities analysts frequently use EBITDA in their evaluation of companies, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.  EBITDA is not intended as an alternative to cash flow provided by operating activities as a measure of liquidity, as an alternative to net income as an indicator of our operating performance, nor as an alternative to any other measure of performance in conformity with accounting principles generally accepted in the United States of America.

The following is a reconciliation of adjusted EBITDA to both net income and cash flow provided by operating activities:

	THREE MONTHS ENDED SEPTEMBER 30,
	2009	2008

Adjusted EBITDA	$721,865	$806,322
Share based compensation and other non-cash costs	(69,583)	(63,411)

EBITDA	652,282	742,911

Depreciation and amortization	(409,781)	(315,356)
Interest expense, net	(55,324)	(24,709)
Income tax expense	(71,127)	(152,659)
Net income	116,050	250,187

ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES:
non-cash compensation expense (stock options)	54,207	47,913
non-cash issuance of common stock (services)	-	12,084
amortization of intangibles	308,324	217,015
deferred income tax expense (benefit)	(60,063)	47,940
depreciation and leasehold amortization	101,457	98,341
amortization of bank fees	-	3,414
change in non-controlling interest of subsidiaries	21,040	(9,990)
provision for doubtful accounts	105,413	95,414
CHANGE IN OPERATING ASSETS AND LIABILITIES:
accounts receivable	(2,165,750)	(163,920)
employee loan receivable and other receivables	174,947	(40,326)
prepaid expenses and other assets	(135,004)	152,605
accounts payable and accrued transportation costs	821,616	913,584
commissions payable	441,713	69,644
other accrued costs	(209,450)	230,424
income tax receivable/payable	-	(413,114)
income tax deposit	129,208	(433,417)
Net cash provided by (used for) operating activities	$(296,292)	$1,077,888